Filed Pursuant to Rule 433

Registration Statement No. 333-277211

CAPPED NOTES WITH ABSOLUTE RETURN BUFFER

Capped Notes with Absolute Return Buffer Linked to the Common Stock of Tesla, Inc.
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	The common stock of Tesla, Inc. (the “Underlying Company”) ( Nasdaq symbol: TSLA)
Payout Profile at Maturity

•  1-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

• A positive return equal to the absolute value of the percentage decline in the price of the Market Measure only if the Market Measure does not decline by more than 25.00% (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)

• 1-to-1 downside exposure to decreases in the Market Measure beyond a 25.00% decline, with up to 75.00% of your principal at risk

Participation Rate	100.00%
Threshold Value	75.00% of the Starting Value.
Capped Value	[$14.00 to $15.00] per unit, a [40.00% to 50.00%] return over the principal amount, to be determined on the pricing date.
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will either increase moderately over the term of the notes or decrease to a price which is not below the threshold, and are willing to accept a capped return, take downside risk below a threshold and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000110465924123665/tm2427306d355_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 75.00% of the principal amount.
•	Any positive return on the notes is limited. The notes provide for a positive return if the price of the Market Measure increases or does not decrease by more than 25.00%. However, any positive return on the notes based on the appreciation of the Market Measure will be limited to the return represented by the Capped Value. In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be 75.00% of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to 25.00%. Any decline in the Ending Value from the Starting Value by more than 25.00% will result in a loss, rather than a positive return, on the notes.
•	Your investment return may be less than a comparable investment directly in the Market Measure
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	As a noteholder, you will have no rights of a holder of the Market Measure, and you will not be entitled to receive any shares of the Market Measure or dividends or other distributions by the issuer of the Market Measure.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$2.50	-75.00%
-50.00%	$7.50	-25.00%
-40.00%	$8.50	-15.00%
-25.00%(1)	$12.50(2)	25.00%
-20.00%	$12.00	20.00%
-10.00%	$11.00	10.00%
-5.00%	$10.50	5.00%
0.00%	$10.00	0.00%
5.00%	$10.50	5.00%
10.00%	$11.00	10.00%
20.00%	$12.00	20.00%
30.00%	$13.00	30.00%
40.00%	$14.00	40.00%
45.00%	$14.50(3)	45.00%
50.00%	$14.50	45.00%
60.00%	$14.50	45.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	Any positive return based on the depreciation of the Market Measure cannot exceed the return provided by the Threshold Value.
(3)	Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.